

August 7, 2019

Leanne Fitzgerald
Vice President, Associate General Counsel and Assistant Secretary
Cerence LLC
15 Wayside Road
Burlington, MA 01803

      Re: Cerence LLC
         Amendment No. 1 to Draft Registration Statement on Form 10
         Submitted July 24, 2019
         CIK No. 0001768267

Dear Ms. Fitzgerald:

     We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated June 17, 2019.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS/A filed July 24, 2019

Notes to the unaudited Pro Forma Combined Financial Data, page 58

1.   Refer to adjustment (B) to remove restructuring expenses that that are directly related to the Spin-Off. You state that "[a]s these costs represent material, nonrecurring costs directly related to the separation, a pro forma adjustment was performed to reverse the costs." Since these costs have been incurred prior to the spin-off, in the year ended September 30, 2018 and interim period ended March 31, 2019, please tell us how this adjustment is in accordance with Rule 11-02)(b)(5) of Regulation S-X.

Business
Research, Development, and Intellectual Property, page 68

2.   We note your response to prior comment 2 regarding the fields of use restrictions of Nuance Communications' intellectual property that are included as part of the Intellectual Property Agreement. Please clarify what you mean by "certain ancillary fields" on page 112.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics, page 73

3.   Your response to prior comment 4 indicates that your current management has determined the only key performance indicators for Cerence are revenues, operating margins and cash flows from operations. Nuance Communications, your parent company, previously provided key metrics such as net new bookings and recurring revenues, which appear to include the Automotive segment that will become Cerence. Further, Nuance Communications attributed net new bookings growth to strong bookings performance in its Automotive and Enterprise segments in discussion of key metrics in its fiscal year 2018 Form 10-K. Please clarify whether these measures will be considered key metrics by Cerence.

        You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Information Technologies
                                        and Services

cc: John C. Kennedy, Esq.